EXHIBIT 99.5

EXCERPTS FROM THE DEFINITIVE PROXY STATEMENT FOR THE 2000
ANNUAL SHAREHOLDERS MEETING.


Information about Nominees and Continuing Directors

Current Directors Whose Term Expires in 2000 and
Nominees for Director Whose Term Expires in 2003

         TERRENCE L. HORMEL, age 51, is President of KeyMan Distribution Resources, a contract supply chain services company. He is also Managing Partner of PennTown Properties and General Partner of Hormel Associates which are commercial real estate development and management companies. All of these companies are located in Hanover, Pennsylvania. He is the Chairman of the Board of Trustees at Hanover Hospital and a Trustee at Hanover Healthcorp, Inc. and is past Chairman of the York County Industrial Development Corporation.
Mr. Hormel has served as the Chairman of the Board of Directors of Hanover since 1991 and of the bank since 1990. Mr. Hormel has served as a Director of Hanover since August 1983, the bank since 1981 and HOVB Investment Co. since September, 1999. He is Chairman of the bank's Executive and Finance Committees. He is an ex officio member of all committees of the bank's Board of Directors.

         CHARLES W. TEST, age 73, is Chairman of the Board of C.W. Test Builder, Inc., general contractors (since 1958) and owner of C.W. Test Orchards, land development. Mr. Test has served as a Director of Hanover since 1983 and the
bank since 1973.   He is Chairman of the bank's Building Committee and a member of the bank's Audit and Compliance Committee. He is serving or has served on the bank's Loan Committee during the past year.

         S. FORRY EISENHART, Jr., age 50, is President and Chief Executive Officer of Eisenhart Wallcoverings Company and Eisenhart Corp., a wallcoverings manufacturer and distributor headquartered in Hanover, Pennsylvania. Mr. Eisenhart has served as a Director of Hanover and the bank since August 1993.
He is Chairman of the bank's Investment Services Committee and a member of the bank's Executive and Finance Committees. Mr. Eisenhart is serving or has served on the Bank's Loan Committee during the past year.

Directors to Continue in Office Until 2001

         BERTRAM F. ELSNER, age 63, is President and Chief Executive Officer of Elsner Engineering Works, Inc., which designs and manufactures automatic rewinding machines and specialty machinery. He has served as Vice Chairman of
the Board of Directors of Hanover and the bank since 1998.   He has served as
Director of Hanover and the bank since December 1985. Mr. Elsner is Chairman of the bank's Audit and Compliance Committee and a member of the bank's Executive and Building Committees. He is serving or has served on the bank's Loan Committee during the past year.

         J. DANIEL FROCK, age 60, is co-owner and President of Frock Bros. Trucking, Inc., which provides 48-state truck service to manufacturers and shippers of industrial goods, food and agricultural products, and consumer wares. Prior to joining Frock Bros. Trucking, Inc., Mr. Frock was employed by Hanover Wire Cloth Division of CCX, Inc., most recently as Vice President of Operations. He has served as a Director of Hanover and the bank since December 1985. Mr. Frock is a member of the Bank's Audit and Compliance and Investment Services Committees. He is serving or has served on the bank's Loan Committee during the past year.

     GORDON A. HAALAND, PhD, age 60, is the President of Gettysburg College. He previously served on the Board of First New Hampshire Bancorp in New Hampshire for five years. Dr. Haaland has served as a Director of Hanover and bank since December 1997. He is a member of the bank's Finance and Investment Services Committees. He is serving or has served on the bank's Loan Committee during the past year.

         STEWART E. HARTMAN, Jr., age 68, is President of Rutter's Farm Stores
and Corporate Officer of Rutter's Corporations.   Rutter's Farm Stores operates
53 convenience stores in Pennsylvania and Maryland. Mr. Hartman has served as a Director of Hanover and bank since October 1998. He is a member of the bank's Finance and Audit and Compliance Committees. He is serving or has served on the bank's Loan Committee during the past year.

Directors to Continue in Office Until 2002

         MICHAEL D. BROSS, age 46, is President of Berwick Enterprises, Inc. which is the operating company for The Bridges Golf Club. He is also owner of Stonewood Farms which operates turkey farms and raises cutting horses. Prior to the establishment of Stonewood Farms and Berwick Enterprises, Mr. Bross was employed by Round Hill Foods, Inc., most recently as President. He is the son of Director Thomas M. Bross, Jr. Mr. Bross has served as a Director of Hanover and the bank since May 1987. He is a member of the bank's Building Committee. He is serving or has served on the bank's Loan Committee during the past year.

         THOMAS M. BROSS, Jr., age 78, is the former President and Chairman of the Board of Round Hill Foods, Inc., New Oxford, Pennsylvania, a food processor. He is the father of Director Michael D. Bross. Mr. Bross has served as a Director of Hanover since August 1983 and the bank since 1973. He served as Vice Chairman of the Board of Directors of Hanover and the bank from 1983 to 1997. He is serving or has served on the bank's Loan Committee during the past year.

         EARL F. NOEL, Jr., age 54, is President of Yazoo Mills, Inc., a manufacturer of paper tubes and cores, located in New Oxford, Pennsylvania.
Mr. Noel has served as a Director of Hanover and the bank since September 1995. He is a member of the bank's Finance and Investment Services Committees. He is or has served on the bank's Loan Committee during the past year.

         J. BRADLEY SCOVILL, age 40, has been a Director, President and Chief Executive Officer of Hanover since January 1996 and of the bank since December 1994. Mr. Scovill has served as a Director of HOVB Investment Co. since September, 1999. He is an ex officio member of all committees of the bank's Board of Directors, with the exception of the Audit and Compliance Committee. Mr. Scovill previously served as the Treasurer of Hanover and the Chief Financial Officer of the bank.

Executive Officers

         The following persons are executive officers of Hanover:

                               Age                                                     Director or  Number Shares
                              as of                     Officer               Officer   Employee   Beneficially
Name                       May 9, 2000                 Position                Since      Since         Owned
Terrence L. Hormel             51         Chairman of the Board                 1989       1983        25,360

Bertram F. Elsner              63         Vice Chairman                         1998       1985         9,999

J. Bradley Scovill             40         President and                         1991       1991        15,536
                                          Chief Executive Officer

Thomas J. Paholsky             38         Treasurer/Secretary                   1996       1996         1,532

         The following persons are executive officers of the bank:

                               Age                                                     Director or  Number Shares
                              as of                     Officer               Officer   Employee   Beneficially
                           May 9, 2000                 Position                Since      Since         Owned
Name
Terrence L. Hormel             51         Chairman of the Board                 1989       1981        25,360

Bertram F. Elsner              63         Vice Chairman                         1998       1985         9,999

J. Bradley Scovill             40         President and Chief                   1991       1991        15,536
                                          Executive Officer

Chad M. Clabaugh               39         Executive Vice President              1991       1981          349
                                          Sales Group

Thomas J. Paholsky             38         Executive Vice President              1996       1996         1,532
                                          Finance and Technology Group

Jeffrey K. Dice                51         Senior Vice President                 1986       1982         1,459
                                          Credit Services

Jacquelyn A. Lebow             42         Senior Vice President                 1993       1993          303
                                          Director of Marketing

D. Kathleen Phillips           43         Senior Vice President                 1999       1999          --
                                          Chief Technology Officer

Candy A. Sneeringer            29         Vice President                        1998       1989          170
                                          Director  of Human Resources

John T. Weber                  42         Vice President                        1998       1989          730
                                          Internal Auditor

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires the corporation's officers and directors, and persons who own more than 10% of the registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the Corporation with copies of all filed Section 16(a) forms.

         Based solely on its review of the copies of such forms received by it, or on written representation from reporting persons that no Forms 5 were required for those persons, the Corporation believes that during the period January 1, 1999, through December 31, 1999, its officers and directors were in compliance with all Section 16(a) filing requirements applicable to them.

Compensation of Directors

         Directors of the bank, including the Chairman of the Board, who are not also employees, are entitled to fees at the rate of $1,500 per quarter, $350 per regular board meeting and $150 for special board meetings and committee meetings.

         Terrence L. Hormel, as Chairman of the Board, receives an annual retainer of $14,400. He receives no fees for committee meetings. Mr. Hormel earned total fees of $24,600 during 1999. Aggregate fees paid to all directors in 1999 were $129,400.

         The bank has deferred compensation agreements with five current or former directors. Under these agreements, participating directors elected to forego receipt of director's fees for a period of five years in return for a defined benefit over a ten year period. In order to account for this benefit, the bank is required to fund a liability which recognizes the bank's future contractual obligation to the participants. The bank is providing for cost recovery through the purchase of life insurance policies covering the participants of which the bank is the owner and beneficiary. Also, the bank has split dollar agreements with four current directors who had previously participated in deferred compensation agreements. Under the split dollar agreements, the bank agrees to purchase a life insurance policy for the participant until age 65. This life insurance policy is then split to provide the participant with an undefined amount of compensation over a ten year period while the bank maintains the policy in force to provide cost recovery. Since there is no contractual obligation to provide a defined future benefit, the bank is not required to fund a liability on behalf of the participant. The 1999 costs associated with the deferred compensation and split dollar agreements were $38,055.

Compensation Committee Report

         The Board has primary and ultimate responsibility for Hanover's governance. The Board's fundamental task in discharging this responsibility, which includes serving as steward for the shareholders' investment and fiduciary for the customers' deposits, is to provide a capable staff of executive officers, including the Chief Executive Officer. The Board delegates to these executive officers the necessary authority to operate and manage Hanover's resources to achieve the Board's stewardship and fiduciary goals.

         Compensation of executive officers, including the Chief Executive Officer, is an essential aspect of the Board's governance responsibilities. The Boards' Executive Committee implements Hanover's Executive Compensation Policy. This policy provides and maintains a salary and benefit program that rewards executive officers for service to Hanover at a level sufficient to attract and retain in each position the appropriate quality individual.

         The compensation range for each position is determined through evaluation of internal and external equity, labor market conditions, and specific responsibilities set forth in the position description. Specific compensation for each executive officer is based primarily on the performance of the incumbent, as measured in the annual performance review, with the goal of matching the officer's compensation to his or her "value added" to Hanover. This "value added" is comprised of two components:

         * The dollar value of adequately discharging the duties of the office as measured by the pay scale for the position; and
         * The extra value added by the incumbent's extraordinary effort and results. Thus, the compensation for executive officers consists of base salary plus performance-based incentives.

         Performance-based incentives are determined within the framework of Hanover's Incentive Compensation Program. The program is based upon the achievement by corporate employees of targeted annual corporate financial objectives. Incentive pools exist for all staff and officers as a component of base salary. A Black Scholes valuation model is utilized for option awards. Specific awards are determined to recognize the value of individual contributions during the year.

         In 1999, Hanover awarded both short- and long-term incentives. Short-term incentives consisted of cash payments. Long-term incentives consisted of stock option awards. A total of 31,315 options were awarded, of which 6,000 stock options were granted to Mr. Scovill, Hanover's and the bank's Chief Executive Officer and the Bank. The Board of Directors based this award on the program parameters and its subjective assessment.

         The Compensation Committee does not deem Section 162(m) of the Internal Revenue Code to be applicable to Hanover at this time. The committee will monitor the future application of Section 162(m) to the compensation paid to its executive officers and in the event that this section becomes applicable, the committee intends to amend Hanover's compensation plans to preserve the deductibility of the compensation payable under such plans.

        The following directors served as members of the Compensation Committee:
T.L. Hormel, Chairman, S. F. Eisenhart, Jr., B. F. Elsner, and J. B.  Scovill.

Compensation Committee Interlocks and Insider Participation

         Mr. J. Bradley Scovill, President and Chief Executive Officer of the Corporation and the Bank, is a member of the Executive Committee. As a member of the Executive Committee, Mr. Scovill participated in discussions relating to compensation of executive officers of the Bank but he did not participate in discussions relating to his compensation.

SUMMARY COMPENSATION TABLE


                                    Annual Compensation                            Long Term Compensation


                                                                                   Securities
         Name and                                        Other Annual  Restricted  Underlying                 All Other
         Principal                                       Compen-       Stock       Options/      LTIP         Compen-
         Position          Year    Salary      Bonus     sation        Awards      SAR'S(1)      Payouts      sation(2)
J. Bradley Scovill,        1999   $179,596    $18,000   $4,520          ---        6,000         ---          $8,200
 President and             1998   $161,866    $12,000   $4,899          ---        8,133         ---          $8,202
 Chief Executive           1997   $134,829     ---      $4,447          ---        6,133         ---          $7,479
 Officer

Chad M Clabaugh,           1999   $94,839     $12,000    ---            ---        2,800         ---          $4,532
 Executive                 1998   $87,700     $ 6,000    ---            ---        3,500         ---          $3,054
 Vice-President            1997   $72,358      ---       ---            ---        5,133         ---          $2,097

(1)      The number of options are adjusted for a 4-for-3 stock split effective June 1, 1998.
(2)      Consists of Bank of Hanover's contribution to the Hanover Bancorp, Inc. 401(k) Plan.

Option Grants in Last Fiscal Year

         The following table shows all grants in 1999 of stock options to the executive officer named in the summary compensation table above. All grants were made under Hanover's Omnibus Stock Plan.

                                                                                     Potential
                                                                                     Realizable Value at
                                                                                     Assumed Annual
                                 Individual Grants                                   Appreciation
                                                                                     for Option Term
                                               % of
                                Number of      Total
                               Securities  Options/SARs
                               Underlying   Granted to      Exercise
                              Options/SARs   Employees      or Base
                                 Granted     in Fiscal      Price     Expiration
Name                               (#)         Year         ($/Sh)       Date         5% ($)   10% ($)
J. Bradley Scovill,             6,000 (1)     19.16%         17.38     1/1/09         34,200   106,200
  President and Chief
  Executive Officer

Chad M Clabaugh,                2,800 (2)      8.94%         14.88    12/31/09        26,200   66,400
  Executive Vice President

(1) Options were issued on January 1, 1999, under Omnibus Stock Plan and will become exercisable on January 1, 2000, with no partial vesting prior to January 1, 2002. All options must be exercised within ten years of the grant date or they expire.
(2) Options were issued on December 31, 1999, under the Omnibus Stock Plan and will become exercisable on December 31, 2000, with no partial vesting prior to December 31, 2002. All options must be exercised within ten years of the grant date or they expire.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

         The following table provides information concerning the option exercises during the last fiscal year and the number and value of the unexercised options to purchase Hanover's common stock granted to the executive officer named in the summary compensation table above.


                                                    Number of Securities            Value of Unexercised
                                                    Underlying Unexercised          In-the-Money
                                                    Options at Fiscal Year-End(#)   Options at Fiscal Year-End($)(2)


                       Shares
                       Acquired       Value
Name                   on Exercise(#) Realized($)   Exercisable  Unexercisable(1)   Exercisable  Unexercisable(1)
J. Bradley Scovill           ---           --          20,882          20,266          15,900          1,600
  President and Chief
  Executive Officer

Chad M. Clabaugh             ---           --           6,576          11,433           4,300            --
  Executive
  Vice-President

(1)      Options are unexercisable because they have not yet vested under the terms of Hanover's Omnibus Stock Plan.
(2)      Based on the market price per share as of December 31, 1999 ($14.88) and specific option exercise prices per share.

Pension Plan

         On January 19, 1996, the Board of Directors authorized an amendment to curtail the bank's defined benefit pension plan. Under the curtailment, pension benefits were frozen and vested as of March 31, 1996. On September 16, 1996, approximately two thirds of the plan's accumulated benefit obligation was settled via the purchase of annuity contracts. The retirement plan was terminated as of July 24, 1998 and all benefit obligations were settled through the distribution of plan assets by December 31, 1998.

401(k) Plan

         Effective January 1, 1985, the bank made available a 401(k) Plan to eligible employees. The plan was designed to give employees a source of financial security and an investment opportunity. The plan is intended to comply with the requirements of Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974. The plan is administered by the bank's Investment Services Group which also acts as the trustee of the plan.

         All employees of Hanover and the bank who have completed at least one year of employment as defined in the plan and are 21 years of age are eligible to participate in the plan. In each pay period a participant may elect to defer up to 15% of base salary/wages and to have that amount contributed to the plan by the bank on the participant's behalf, up to the maximum allowable contribution as established by the Internal Revenue Service. In addition, contributions made on behalf of "highly compensated" employees may be further restricted as provided for in the Internal Revenue Code. The total amount of a participant's contributions for a given month is allocated to the plan according to its terms. Except as may be restricted by the Internal Revenue Code, a matching contribution is made by the bank equal to 50% of the participant's contributions for the month, up to 4% of the participant's base salary/wages. Beginning in 1996, the plan was amended to provide for discretionary contributions by the bank to all eligible employees. All funds are held in trust and are invested by the trustee in accordance with the participant's directions within the scope of investment alternatives available under the plan. All elective, matching and discretionary contributions are 100% vested upon placement into the plan.

         Personal after-tax voluntary contributions made prior to January 1, 1988, may be withdrawn at any time upon the required notice. Participants may no longer make personal after-tax contributions to the plan. Amounts contributed to the plan on the participant's behalf, as described above, may be withdrawn only in the event of financial hardship; however, any such withdrawal may not include any earnings on pre-tax contributions credited to the participant's account after December 31, 1988. Upon termination of employment or upon attaining the age of 59 1/2, a participant's entire interest in the plan becomes payable. A participant may receive a lump sum distribution or may, in certain circumstances, elect to defer or receive installment payments.

         Employer matching contributions and a discretionary contribution made to all employees of Hanover and the bank during 1999 was $215,532.

Severance Agreement

         On March 22, 1995, Hanover, the bank and J. Bradley Scovill, President and Chief Executive Officer of Hanover and the bank, entered into a severance agreement which is triggered upon a change of control of Hanover and the bank. The agreement provides that if Mr. Scovill is discharged other than for cause, or Mr. Scovill resigns from the successor to Hanover and/or the bank for good reason within one year following a change of control of Hanover and/or the bank, as defined in the agreement, he will receive, monthly, an amount equal to one-twelfth of his base annual salary that is being paid to him on January 1st of
the year in which the change of control occurs.   These monthly payments will
continue for a period of 18 months from the date of his discharge, for reasons other than for cause, or resignation, for good reason. This 18 month period is the severance benefit period. In addition, Mr. Scovill will receive, during the severance benefit period, medical, health, accident and disability insurance and
a survivor's income benefit.   These benefits will be equivalent in form,
substance and amount to that provided to him before the commencement of the severance benefit period.

         Under the terms of the agreement, Mr. Scovill will be required to mitigate the amount of any payment or benefit provided him as described above by seeking employment in a substantially similar position, and the successor to Hanover and the bank will be entitled to setoff against the amount of any payment or benefit provided to Mr. Scovill, under the terms of the agreement, by any amounts earned by Mr. Scovill in other employment during the severance benefit period.

Shareholder Return Performance Graph

         Set forth below is a line graph comparing the yearly change in the cumulative total shareholder return on the Hanover's common stock against the cumulative total return of representative indices and a selected peer group for the period of five (5) years commencing on January 1, 1995, and ended December 31, 1999. Shareholder return shown on the graph is not necessarily indicative of future performance.

Comparison of Five Year Cumulative Total Return

                            1994          1995          1996          1997          1998          1999
Hanover Bancorp, Inc.     100.00         99.53        101.99        127.51        132.60        118.30
Peer Group Index(1)       100.00        111.93        126.26        183.80        235.55        192.17
NASDAQ Bank Index         100.00        149.00        196.73        329.39        327.11        314.42
Russell 2000 Index        100.00        126.39        145.04        174.81        168.78        201.90
S&P 500 Index             100.00        137.58        169.03        225.44        289.79        350.78

(1)      Peer group information includes the following companies: ACNB Corp., CNB Financial Corp.,
Citizens and Northern Corp., Drovers Bancshares Corp., First West Chester Corp., Franklin
Financial Services Corp., Penn Security Bank and Trust Company, Pennrock Financial Services,
Penns Woods Bancorp, Inc., and Sterling Financial Corp.  These Bank holding companies were originally selected based on four criteria: total assets between $200 million and $750 million;
market capitalization greater than $25 million; headquarters located in Pennsylvania; and not listed on NASDAQ national market.

Principal Owners of the Corporation's Stock

         As of March 31, 2000, the following shareholder of record is known by the Board of Directors to be the beneficial owner of more than five percent (5%) of the Corporation's outstanding common stock:

Name of Individual                 Amount and Nature of              Percent
or Identity of Group               Beneficial Ownership              of Class
Bank of Hanover and Trust Co.              364,059                   9.37%
25 Carlisle Street
Hanover, PA 17331

Stock Ownership by the Corporation's
Directors, Nominees and Principal Officers

         The following table sets forth information as of March 31, 2000, regarding the amount and nature of ownership of common stock of the Corporation by each director, each nominee and by all of the directors, nominees and principal officers of the Corporation as a group. Each such individual has sole voting and investment power with respect to the shares listed except as otherwise indicated in the footnotes to the table.

                                                 Amount and Nature of
Name of Individual                                    Beneficial             Percent
or Identity of Group                              Ownership(1)(2)(3)         of Class(1)
Thomas M. Bross, Jr.                                    150,990               3.89%
Michael D. Bross                                         11,104 (4)           0.29%
S. Forry Eisenhart, Jr.                                  18,426 (5)           0.47%
Bertram F. Elsner                                         9,999 (6)           0.26%
J. Daniel Frock                                          23,642 (7)           0.61%
Gordon A. Haaland, PhD                                    1,776 (8)           0.05%
Stewart E. Hartman, Jr.                                     680               0.02%
Terrence L. Hormel                                       25,360 (9)           0.65%
Earl F. Noel, Jr.                                        10,431 (10)          0.27%
J. Bradley Scovill                                       15,536 (11)          0.40%
Charles W. Test                                          16,387 (12)          0.42%

All directors and principal officers
of the Corporation as a group (18 persons)              288,874               7.44%

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire ownership within 60 days after March 31, 2000.
(2)      Information furnished by the directors and the Corporation.
(3) Unless otherwise indicated, shared voting power results from joint ownership with the referenced persons.
(4) Includes 5,754 shares of which Mr. Bross shares voting power with his wife, Nancy J. Bross.
(5) Includes 6,419 shares for which Mr. Eisenhart is trustee of accounts for: his father, S. Forry Eisenhart, Sr. (4,091 shares), and for each of his three children (776 shares each).
(6) Includes 471 shares of which Mr. Elsner shares voting power with his wife, Joyce C. Elsner.
(7) Includes 22,276 shares of which Mr. Frock shares voting power with his wife, Joanne K. Frock.
(8)      Dr. Haaland shares voting power with his wife, Carol E. Haaland.
(9)      Includes 3,596 shares held by Mr. Hormel's wife, Monna B. Hormel.
(10) Includes 8,661 shares of which Mr. Noel shares voting power with his wife, Charmian E. Noel.
(11) Includes 4,836 shares of which Mr. Scovill shares voting power with his wife, Joanne M. Scovill.
(12)     Includes 438 shares held by Mr. Test's wife, Ingeborg G. Test.

Certain Transactions

         It is not within the policies or practices of Hanover or of Bank of Hanover to provide personal benefits to principal officers or directors, except as a measure of reasonable compensation for services. There are no "fringe benefits" paid or payable to any such person that are not available generally to all other salaried employees. To facilitate the performance of his duties, the President and Chief Executive Officer of the bank has been furnished with a company automobile and a membership to a local country club. This officer pays all charges attributed to his personal use of these items.

         The corporation and the bank have engaged in, and expect to continue to engage in, transactions in the ordinary course of business with its directors and officers and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with others. These transactions do not involve more than the normal risk of collection, nor do they present other unfavorable features.

         The largest aggregate amount of indebtedness outstanding at any time during fiscal year 1999 to officers and directors of the corporation and the bank was $4,656,325. The aggregate amount of indebtedness outstanding as of the latest practicable date, February 29, 2000, to the above described group was $4,437,332, approximately 13.86% of the total equity capital of the corporation.
                                                    72